NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Andy Tucker T: (202) 689-2987 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

July 28, 2022

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. SECURITIES & EXCHANGE COMMISSION

100 F Street, NE

Washington, DC 20549

Attention: Office of Real Estate & Construction

RE:	Global Star Acquisition, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted May 31, 2022

CIK No. 0001922331

Ladies and Gentlemen:

On behalf of Global Star Acquisition, Inc., a corporation organized under the law of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated June 6, 2022 with respect to Amendment No. 1 of the Company’s Draft Registration Statement (“Draft Registration Statement”). This letter is being submitted together with the Company’s Registration Statement on Form S-1, which filing reflects the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and is followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form S-1.

Amendment No. 1 to Draft Registration Statement Submitted May 31, 2022

General

1.

We note your disclosure on page 63 that certain of the investors in your sponsor are Chinese nationals and otherwise do business in the PRC. Please describe in greater detail these investors (including how many) and any significant ties that your sponsor has with China.

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | MARYLAND | MASSACHUSETTS | NEW YORK

NORTH CAROLINA | SOUTH CAROLINA | TENNESSEE | WEST VIRGINIA

July 28, 2022

Response: This statement was added in error. There are no investors in the Sponsor, Global Star Acquisition I LLC, that are Chinese nationals or otherwise do business in the PRC. As previously disclosed, Mr. Shan Cui is the only Chinese national and resident of the PRC affiliated with Global Star Acquisition, Inc. or Global Star Acquisition I LLC.

Index to Financial Statements, page F-1

2.	Please revise to update the financial statements pursuant to Article 8-08 of Regulation S-X.

Response: The financial statements now include the unaudited period of January 1, 2022 to March 31, 2022.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker

Enclosures

cc:	(via e-mail)

Global Star Acquisition, Inc.

1641 International Drive, Unit 208

McLean, VA 22102